Exhibit 99.1

News Release

May 6, 2022

TELUS reports operational and financial results for first quarter 2022

Industry-leading total Mobile and Fixed customer growth of 148,000, representing the strongest first quarter on record, reflecting robust demand for our superior bundled offerings over world-leading broadband networks and leading customer loyalty results

Consolidated Revenue, Adjusted EBITDA, Net Income and Earnings Per Share growth of 6.4 per cent, 7.0 per cent, 21 per cent and 12 per cent, respectively, reflecting consistent execution excellence; strong Free Cash Flow growth of 29 per cent

Continued operating momentum in our high growth, technology-oriented verticals with strong double-digit Revenue growth across TELUS International, TELUS Health and TELUS Agriculture

Quarterly dividend increased to $0.3386 per share, up 7.1 per cent over the prior year, representing our twenty-second increase since 2011

Extending our industry-best Dividend Growth Program targeting 7 to 10 per cent annual growth for 2023 through 2025, supported by positive business outlook and accelerating Free Cash Flow growth

Reiterating our 2022 financial targets including Consolidated Operating Revenue and Adjusted EBITDA growth of 8 to 10 per cent, and Free Cash Flow of $1 billion to $1.2 billion

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the first quarter of 2022. Consolidated operating revenues and other income increased by 6.4 per cent over the same period a year ago to approximately $4.3 billion. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International segment (DLCX). TTech service revenue growth was driven by higher mobile network revenue; increased internet and data service revenues; growth in agriculture service revenues; and growth in health services revenues. Increased DLCX revenues resulted from organic growth from both expanded services for existing clients and growth from new clients. See First Quarter 2022 Operating Highlights within this news release for a discussion on TTech and DLCX results.

“Our team once again achieved strong operational and financial results in the first quarter of 2022,” said Darren Entwistle, President and CEO. “TELUS’ ongoing execution excellence continues to be characterized by the consistent combination of industry-leading and profitable customer growth, yielding strong financial results across our business. Impressively, since the beginning of 2020 and the pandemic period, TELUS has driven leading cumulative revenue and EBITDA growth over the pre-pandemic baseline of over $4 billion and close to $600 million, respectively. Our robust performance reflects the effectiveness of our globally leading customer-centric culture and broadband networks, which enabled record first quarter total customer net additions of 148,000. This included strong mobile phone net additions of 46,000, the best first quarter result since 2010; industry-leading internet net additions of 30,000; and record first quarter security net additions of 26,000. Notably, since the beginning of 2020, we have welcomed an industry-leading 1.9 million net new customers, including 1.3 million mobile and more than 550,000 fixed net additions. Our leading customer growth is buttressed by industry-best client loyalty across our key mobile and fixed product lines. Notably, again this quarter, blended mobile phone, PureFibre internet, Optik TV, Security and voice churn were all below one per cent. Moreover, postpaid mobile phone churn of 0.63 per cent represented a 9 basis point improvement over 2021, and puts us in our ninth year of postpaid churn below one per cent.”

“Our results are backed by our highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Earlier today, TELUS International (TI) announced strong double-digit revenue, Adjusted EBITDA, and free cash flow growth for the first quarter. TI’s continued robust results demonstrate its consistent execution, attractive end-to-end digital capabilities, and position as a leading partner of choice for premier digital customer experiences and IT services for its enviable list of clients around the world. Notably, our TI team provides highly differentiated service offerings such as content moderation and artificial intelligence solutions. At TELUS Health, our team once again drove double-digit year-over-year health services revenue growth, while continuing to meaningfully scale our health operations as we improve health outcomes for citizens through access to better health information. This includes our healthcare programs covering 22 million lives, an increase of over 25 per cent on a year-over-year basis, along with executing 140 million digital health transactions during the quarter, up 5 per cent over last year, and earning 1.3 million new virtual healthcare members in the last 12 months, increasing our virtual healthcare members to 3.3 million, up 65 per cent over the prior year. Today, we are introducing expanded disclosure for TELUS Agriculture, with agriculture services revenue, which was up 37 per cent over the same period last year, as a result of our team’s ongoing efforts to integrate and grow this unique global business. This result is illustrative of the significant value we are creating as the leading provider of agriculture and consumer goods technology solutions around the world, where we are advancing the sector’s efficiency and effectiveness, and food quality production, through data analytics. We are confident that our expanding disclosure further illustrates the value and asset of consequence we are creating in this important area.”

“Our consistently strong financial and operating performance is underpinned by our highly engaged team who are passionate about delivering superior service offerings and digital capabilities over our world-leading wireless and PureFibre broadband networks. More than ever, Canadians value a fast, reliable connection, and the consistent recognition from independent, third-party organizations reinforces the superiority of TELUS’ world-leading networks. During the quarter, independent UK-based Opensignal named TELUS #1 in respect of the fastest 5G download speed in Canada for the third consecutive time. Impressively, Opensignal confirmed that TELUS consistently has, “the fastest 5G download speeds of any Operator since Opensignal started reporting on the 5G mobile experience in Canada.” In addition, U.S.-based Ookla once again named TELUS the fastest mobile operator in the first quarter, confirming that TELUS has ranked first in every quarter of Ookla’s Speedtest since the third quarter of 2020. Moreover, TELUS placed first in respect of 5G performance for the first time, according to Ookla's Speedtest. TELUS intends to continue extending this global leadership position as we advance the development, coverage and commercialization of our 5G network and its inherent functionalities. The numerous network awards our dedicated team has earned from independent, third-party organizations reinforce TELUS’ leadership in terms of offering customers the fastest, most expansive service in Canada across both our wireless and PureFibre networks. Moreover, this recognition of the superiority of TELUS’ national broadband networks underscores the value of our significant generational investments in world-leading network technologies, including our ongoing accelerated broadband expansion program through 2022, which together will drive extensive socio-economic benefits to Canadians from coast-to-coast.”

“Importantly, our significant, ongoing broadband network investments further enable the continued advancement of our strong financial and operational performance, strengthening our confidence in the robust outlook for our business, and the long-term sustainability of our industry-leading dividend growth. Today, we announced, for the fourth time, the extension of our industry-best dividend growth program targeting 7 to 10 per cent annual growth for 2023 through 2025, supported by our positive business outlook and accelerating cash flow growth. Since 2004, TELUS has returned more than $21 billion to shareholders, including over $16 billion in dividends and $5.2 billion in share buybacks, representing more than $15 per share. Future dividend growth and affordability will be supported by a strong EBITDA growth outlook, as well as significant value creation in our TI, Health and Agriculture businesses, in addition to lower future capital expenditures, consistent with the preliminary guidance we have provided for significantly reduced capital investments of $2.5 billion, beginning in 2023, and the meaningful resulting free cash flow expansion.”

“The TELUS team continues to give, with their hearts and their hands, to support communities across the globe,” stated Darren. “By way of example, our team has contributed nearly $4 million in donations and in-kind support, thus far, to assist those impacted by the tragic events in Ukraine and Eastern Europe. Moreover, our team continues to demonstrate our social purpose in action through our TELUS Days of Giving. Notably, last year, more than 55,000 members of our TELUS family contributed 1.3 million volunteer hours worldwide. I invite everyone to join us for our 2022 TELUS Days of Giving as we work together to create extraordinary outcomes in the global communities where we live, work, and serve.”

Doug French, Executive Vice-president and CFO said, “Our first quarter results reflect a strong start to 2022, as we enter the final year of our accelerated capital expenditure program. Building on the momentum established over the past several years, our results demonstrate our team’s ability to successfully deliver strong operating and financial growth, including delivering industry-leading consolidated revenue growth on a consistent basis over the last 12, 24 and 36 months. This growth is being realized from our smart, generational investments, which are further advancing our network leadership and consistently supporting profitable customer growth. Importantly, our performance is made possible by our team’s deep commitment to customer service excellence, along with an organization-wide focus on cost efficiency and operational effectiveness. By leveraging our digital capabilities and simplification efforts, we are effectively navigating through the current macroeconomic environment, enabling the realization of sustainable improvements in our cost structure, while at the same time enhancing the effectiveness in the way we serve customers.”

“Reflecting our confidence to deliver on our strategy, we are reiterating our 2022 financial guidance today, targeting Operating Revenue and Adjusted EBITDA growth of 8 to 10 per cent along with free cash flow of $1 billion to $1.2 billion,” added Doug. “Looking further out, we remain excited about the future cash flow generation opportunities as we increasingly near the completion of our generational fibre build, supporting our leading and long-standing dividend growth program. Indeed, today we raised our quarterly dividend by 7.1 per cent year-over-year to $0.3386, representing the twenty-second increase since we initiated our multi-year dividend program, now in its twelfth year and today extended through 2025.”

“Backed by our diversified asset mix, our consistently strong performance underscores TELUS’ unique ability to return capital to investors through our dividend growth program, while simultaneously funding significant strategic growth investments. As we deliver on these key priorities, we also remain firmly committed to maintaining our investment grade credit ratings and strong balance sheet in order to make critical investments that further enhance the customer experience, deliver balanced long-term growth, and support our shareholder friendly initiatives,” concluded Doug.

For the first quarter, net income of $404 million increased by 21 per cent over the same period last year and Basic earnings per share (EPS) of $0.28 increased by 12 per cent. These increases were driven by the impacts of increased Operating income, including increased earnings before interest, income taxes, depreciation and amortization (EBITDA), as detailed below, partly offset by higher depreciation and amortization; higher income taxes; and, as it relates to EPS, higher shares outstanding. When excluding the effects of restructuring and other costs from both first quarter periods and other equity losses related to real estate joint ventures in the first quarter of 2021, adjusted net income of $414 million increased by 15 per cent, while adjusted basic EPS of $0.30 was up 11 per cent. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Consolidated EBITDA increased by 7.4 per cent to approximately $1.6 billion and Adjusted EBITDA increased by 7.0 per cent to more than $1.6 billion. This growth reflects: (i) higher mobile network revenues driven by growth in our subscriber base over the past 12 months, in addition to higher mobile phone ARPU; (ii) increased internet and data service revenues driven by a combination of higher revenue per customer, subscriber growth across internet, security, and TV, business acquisitions and expanded services; and (iii) increased contribution from our DLCX business. This was partly offset by: (i) higher employee benefits expense; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; and (iii) lower legacy fixed voice and legacy fixed data services revenues.

In the first quarter, we added 148,000 net customer additions, up 3,000 over last year, and inclusive of 46,000 mobile phones and 46,000 connected devices, in addition to 30,000 internet, 26,000 security and 10,000 TV customer connections. This was partly offset by residential voice losses of 10,000. Our total TTech subscriber base of 17 million is up 5.8 per cent over the last twelve months, reflecting a 4.3 per cent increase in our mobile phones subscriber base to over 9.3 million, and a 15 per cent increase in our connected devices subscriber base to more than 2.1 million. Additionally, our internet connections grew by 6.8 per cent over the last twelve months to 2.3 million customers, our security customer base expanded by 15 per cent to 830,000 customers, and our TV subscriber base increased by 4.0 per cent to approximately 1.3 million customers.

In health services, as of the end of the first quarter of 2022, virtual care members were 3.3 million and healthcare lives covered were 21.9 million, up 65 per cent and 25 per cent over the past 12 months, respectively. Digital health transactions in the first quarter of 2022 were 139.6 million, up 4.7 per cent over the first quarter of 2021.

Cash provided by operating activities increased by $196 million in the first quarter of 2022 and free cash flow of $415 million increased by $94 million compared to the same period a year ago. The increase in free cash flow was driven by lower income taxes paid and higher EBITDA, partly offset by higher capital expenditures aligned with our planned accelerated capital investments.

Consolidated capital expenditures increased by $148 million in the first quarter of 2022, due to accelerated investments in our 5G network, broadband build, enhanced product development, and digitization to increase system capacity and reliability as announced on March 25, 2021. In addition, we advanced the purchase of customer equipment inventory to mitigate supply chain risks and support continued subscriber growth. This was partly offset by reduced spend resulting from efficiencies in our 4G network.

On March 25, 2021, we announced that we intended to accelerate $1.5 billion of capital spending in 2021 and 2022, with up to $750 million of accelerated capital in 2021 and the remainder brought forward into 2022. During the first quarter of 2022, $200 million of accelerated capital was invested. This spend has enabled: (i) acceleration of premises to be connected to our fibre network; (ii) acceleration of our copper-to-fibre migration program; (iii) expansion of our fibre build to a number of additional communities, including many rural and Indigenous communities; (iv) advancement of our 5G network build, which covered 74 per cent of the Canadian population at March 31, 2022; and (v) progress on the implementation of our digital strategy and product enhancement efforts, which will bolster both long-term revenue growth and operating expense efficiency.

At March 31, 2022, our TELUS PureFibre network covered approximately 2.8 million premises, up from more than 2.5 million premises at the end of the first quarter of 2021. Furthermore, as at March 31, 2022, approximately 10 per cent of our TV and internet customers within our PureFibre footprint are serviced by copper, down from 11 per cent at December 31, 2021. The majority of the remaining customers are expected to be substantially migrated to TELUS PureFibre by the end of 2022.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2022	2021	change
Operating revenues (arising from contracts with customers)	4,256	4,022	5.8
Operating revenues and other income	4,282	4,024	6.4
Total operating expenses	3,555	3,352	6.1
Net income	404	333	21.3
Net income attributable to common shares	385	331	16.3
Adjusted net income(1)	414	359	15.3
Basic EPS ($)	0.28	0.25	12.0
Adjusted basic EPS(1) ($)	0.30	0.27	11.1
EBITDA(1)	1,569	1,461	7.4
Adjusted EBITDA(1)	1,608	1,503	7.0
Capital expenditures (excluding spectrum licenses)(2)	833	685	21.6
Cash provided by operating activities	1,135	939	20.9
Free cash flow(1)	415	321	29.3
Total telecom subscriber connections(3) (thousands)	17,001	16,072	5.8

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements for the first quarter of 2022. Refer to Note 31 in our interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system.

First Quarter 2022 Operating Highlights

As noted in Section 1.2 of our first quarter 2022 Management’s Discussion and Analysis (MD&A), the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact into 2022. We expect the pandemic to continue to affect our operations until at least 2023. Whether this occurs will depend on both domestic and international factors, including vaccination progress and the potential proliferation of COVID-19 variants of concern. In April 2022, the Chief Public Health Officer of Canada declared that the sixth wave of the pandemic was underway in Canada. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas, while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose. Our results discussed below are compared to the equivalent period in 2021, unless otherwise indicated.

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $125 million or 3.6 per cent in the first quarter of 2022, primarily reflecting increases in mobile network revenue, fixed data services revenues, agriculture services revenues and health services revenues, as described below. Decreases in mobile equipment and other service revenues and fixed voice services revenues were a partial offset.

●	TTech EBITDA increased by $64 million or 4.8 per cent in the first quarter of 2022, while TTech Adjusted EBITDA increased by $70 million or 5.1 per cent, reflecting an increase in direct contribution from mobile and fixed products and services, as outlined below. This was partially offset by higher employee benefits expense, higher costs related to the scaling of our digital capabilities, inclusive of increased Software as a Service (SaaS) licences, and higher costs related to business acquisitions.

Mobile products and services

●	Mobile network revenue increased by $74 million or 4.9 per cent in the first quarter of 2022, due to growth in the mobile phones and connected device subscriber base over the past 12 months, in addition to higher mobile phone ARPU. As compared to the first quarter 2019, network revenue is higher by 5.7 per cent.

●	Mobile equipment and other service revenues decreased by $33 million or 7.0 per cent in the first quarter of 2022, reflecting lower mobile handset upgrade volumes as a result of changes in customer preferences to hold onto devices for longer periods of time. This is partly offset by the impacts of higher-value smartphones in the sales mix.

●	TTech mobile products and services direct contribution increased by $78 million or 5.8 per cent in the first quarter of 2022, due to higher network revenues and higher equipment margins.

●	Mobile phone ARPU was $56.45 in the first quarter of 2022, an increase of $0.35 or 0.6 per cent, largely due to roaming improvements as a result of increased international travel volumes, albeit still below our pre-pandemic baseline. This was partially offset by the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods, lower chargeable usage revenues as customers continue to adopt larger data allotments in their rate plans, in addition to offering higher family discount and bundling credits to our customers which helps us drive lower churn and results in greater lifetime value.

●	Mobile phone gross additions were 272,000 in the first quarter of 2022, an increase of 2,000, driven by improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year, as well as our successful promotions, including the bundling of mobility and home services.

●	Mobile phone net additions were 46,000 in the first quarter of 2022, an increase of 15,000, bolstered by consistently low customer churn as described below, particularly among high-value customers, while also realizing improvements driven by increased retail traffic compared to the prior year.

●	Our mobile phone churn rate was 0.81 per cent in the first quarter of 2022, compared to 0.89 per cent in the first quarter of 2021, reflecting the overall continued focus on customer retention through increased family discount and bundling efforts, and changes in customer preferences to hold onto devices for longer periods of time. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and upgrade volume programs, and our leading network quality.

●	Connected device net additions were 46,000 in the first quarter of 2022, a decrease of 17,000, largely due to churn from the rationalization with a large customer, as well as Internet of Things customer loading delays stemming from global semiconductor part shortages and supply constraints impacting the industry.

Fixed products and services

●	Fixed data services revenues increased by $52 million or 5.2 per cent in the first quarter of 2022. The increase was driven by: (i) increased internet and data service revenues, reflecting higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes, in addition to a 6.8 per cent increase in our internet subscriber base over the past 12 months; (ii) increased revenues from home and business security driven by expanded services as well as customer growth of 15 per cent over the past 12 months; and (iii) higher TV revenues, reflecting subscriber growth of 4.0 per cent over the past 12 months, partly offset by an increased mix of customers selecting smaller TV combination packages and technological substitution. This growth was partly offset by the impact of the fourth quarter 2021 disposition of our financial solutions business and the ongoing decline in legacy data service revenues.

●	Fixed voice services revenues decreased by $14 million or 6.5 per cent in the first quarter of 2022, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.

●	Fixed equipment and other service revenues increased by $6 million in the first quarter of 2022, reflecting higher sales volume and lower discounts on business and consumer premise equipment.

●	TTech fixed product and services direct contribution increased by $52 million or 4.8 per cent in the first quarter of 2022 due to growth in margins for internet and data, health and agriculture services. This was partly offset by declining legacy data and legacy voice margins.

●	Internet net additions were 30,000 in the first quarter of 2022, a decrease of 3,000, due to modestly higher churn compared to relatively low churn rates earlier in the pandemic. This more than offset our success in driving strong gross additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services.

●	TV net additions were 10,000 in the first quarter of 2022, a decrease of 1,000, mainly due to modestly higher churn compared to relatively low churn rates earlier in the pandemic, offset by strong loading in the business market.

●	Security net additions were 26,000 in the first quarter of 2022, an increase of 9,000, driven by strong growth in new connections through demand for our bundled product offerings and diverse suite of products and services.

●	Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 301,000 over the past 12 months.

●	Residential voice net losses were 10,000 in the first quarter of 2022, unchanged compared to the same period a year ago. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, mostly mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

●	Health services revenues increased by $17 million or 14 per cent in the first quarter of 2022, driven by: (i) higher adoption of our virtual pharmacy solutions, inclusive of organic growth and business acquisitions; (ii) growth in health benefits management services with plan members resuming the use of elective health services; (iii) higher revenues from the continued adoption of our virtual care solutions; (iv) growth in our LivingWell Companion subscriber base; and (v) growth in collaborative health records adoption.

●	At the end of the first quarter of 2022, 3.3 million members were enrolled in our virtual care services, an increase of 1.3 million over the past 12 months due to the continued adoption of virtual solutions to keep Canadians safely connected to health and wellness care during the pandemic.

●	At the end of the first quarter of 2022, our healthcare programs covered 21.9 million lives, an increase of 4.4 million over the past 12 months, mainly due to the continued demand for virtual solutions, an increase in value-added services including vaccination solutions, and an increase in coverage related to elective health services.

●	Digital health transactions were 139.6 million in the first quarter of 2022, an increase of 6.3 million, largely driven by higher adjudication and collaborative health transactions as plan members resume the utilization of elective health services with pandemic restrictions easing.

Agriculture services

●	Through TELUS Agriculture, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.

●	Agriculture services revenues increased by $23 million or 37 per cent, largely reflecting the impacts of business acquisitions, particularly with increased revenues from SaaS-based revenue management software for consumer goods manufacturers, in addition to organic contributions from increased animal agriculture pharmacy and research revenues. Our agriculture revenues are largely earned in U.S. dollars, and in the first quarter of 2022 compared to the first quarter of 2021, the Canadian dollar remained steady against the U.S. dollar.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $109 million or 20 per cent in the first quarter of 2022. The increase was attributable primarily from strong growth in our tech and games industry vertical, due to the expansion in our TELUS International AI Data Solutions (TIAI) business and continued growth arising from our existing clients as well as new clients added since the prior year. The growth was partially offset by the strengthening of the U.S. dollar against the European euro, resulting in an unfavourable foreign currency impact on our euro-denominated operating results. In the first quarter of 2022 compared to the first quarter of 2021, the Canadian dollar remained steady against the U.S. dollar, the primary operating currency of DLCX.

●	DLCX EBITDA increased by $44 million or 35 per cent in the first quarter of 2022, while DLCX Adjusted EBITDA increased by $35 million or 25 per cent for the same period. The increases in EBITDA and Adjusted EBITDA were primarily from revenue growth, as discussed above, partly offset by business growth leading to a higher team member count coupled with higher salaries and wages as well as higher contractor costs from the expansion of our TIAI business. These increases were offset in part, by lower share-based compensation expense associated with a decrease in the share price of TELUS International during the quarter and the related mark-to-market adjustment on liability-accounted awards, as compared to the increase in the TELUS International share price in the comparative quarter following the initial public offering in February 2021.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting approximately $594 million in the first quarter of 2022 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $32 billion in these taxes.

●	Investing $833 million in capital expenditures primarily in communities across Canada in the first quarter of 2022 and over $48 billion since 2000.

●	Disbursing spectrum renewal fees of approximately $52 million to Innovation, Science and Economic Development Canada in the first quarter of 2022. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $38 billion.

●	Spending $2.0 billion in total operating expenses in the first quarter of 2022, including goods and services purchased of approximately $1.4 billion. Since 2000, we have spent $142 billion and $96 billion, respectively, in these areas.

●	Generating a total team member payroll of approximately $800 million in the first quarter of 2022, including wages and other employee benefits, and payroll taxes of $64 million. Since 2000, total team member payroll totals $54 billion.

●	Returning approximately $900 million in dividends through two quarterly dividend payments in the first four months of 2022 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $21 billion to shareholders through our dividend and share purchase programs, including over $16 billion in dividends and $5.2 billion in share repurchases, representing more than $15 per share.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3386 per share on the issued and outstanding Common Shares of the Company payable on July 4, 2022 to holders of record at the close of business on June 10, 2022. This quarterly dividend reflects an increase of 7.1 per cent from the $0.3162 per share dividend declared one year earlier.

TELUS extends multi-year dividend growth program

TELUS announced its intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10 per cent from 2023 through to the end of 2025. This announcement further extends our dividend program originally announced in May 2011 and extended for three additional years in each of May 2013, May 2016 and May 2019. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025.

Victor Dodig to join TELUS Board of Directors

TELUS is pleased to announce Victor Dodig as a new nominee to our Board of Directors, to be elected at the TELUS annual general meeting held today, May 6, 2022, further strengthening and complementing the current skills and capabilities of the Board by bringing expertise in finance and accounting, human resources management and executive compensation, customer experience and senior executive leadership.

Victor has been the President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 25 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Over his career, Victor also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. He serves on the board of the C.D. Howe Institute and the Business Council of Canada. Victor is a vocal advocate for inclusion in the workplace and is chair of the Inclusion and Diversity Leadership Council at CIBC and a co-chair of the BlackNorth Initiative. He is past chair of the Catalyst Canada Advisory Board and past chair of the 30 per cent Club Canada. In 2017, Victor was recognized as a Catalyst Canada Honours Champion for his leadership in advancing gender diversity.

Community Highlights

Demonstrating our global support for Ukraine:

●	We have facilitated almost $4 million in community giving to support the humanitarian response to the Ukraine crisis through cash and in-kind contributions from TELUS, our team members and customers, the TELUS Friendly Future Foundation (TFFF) and TELUS International. The TFFF is directing $2 million in funding to grassroots and national Canadian charities that are providing emergency assistance to families in Ukraine and those displaced by the conflict, as well as support for local charities providing settlement assistance to refugees arriving in Canada.

●	We are also offering support for Ukrainians arriving in Canada, connecting newcomers with TELUS in-market offers, by working in partnership with resettlement agencies and charities. We are also providing value-added services including TELUS Health MyCare, job aids from Windmill Microlending and workshops from MOSAIC (our national multicultural resource group for team members) and our People & Culture team.

●	We are providing international support through our TELUS Agriculture teams. In partnership with RefuAid, TELUS is part of the next cohort of organizations sponsoring 50 arriving Ukrainians in the United Kingdom. Through TELUS Agriculture, we are providing employment opportunities, temporarily accommodating displaced families in team member homes, and donating resources and time to support Ukrainians displaced by the conflict.

Giving back to our communities:

●	The TFFF and TELUS Community Boards are directing all 2022 support to charitable initiatives helping youth and marginalized populations. This quarter, the TFFF has granted more than $4.7 million to over 275 charitable organizations. Since its inception in 2018, the TFFF has approved $30 million in cash donations to our communities, supported by the work of our TELUS Community Boards.

●	In the first quarter of 2022, we expanded our community boards in Western Canada. The TELUS Vancouver Community Board expanded to include Vancouver Coastal communities and was renamed to the TELUS Vancouver and Coastal Community Board. The TELUS Thompson Okanagan Community Board expanded to include Dawson Creek, Fort St. John, Prince George, Quesnel and Cranbrook and was renamed to the TELUS Interior and Northern B.C. Community Board. The TELUS Manitoba Community Board expanded to include Saskatchewan and was renamed to the TELUS Manitoba and Saskatchewan Community Board.

Empowering Canadians with connectivity:

●	We welcomed almost 4,300 new households to our Internet for Good® program this quarter, resulting in almost 116,000 low-income family members, persons with disabilities and youth leaving foster care all benefiting from low-cost internet since the launch of the program in 2016. In January and February 2022, we expanded Internet for Good to provide thousands of low-income seniors in British Columbia and Alberta, as well as Quebec (within our ILEC footprint), with the tools and connectivity they need to succeed.

●	We added more than 2,500 youth, seniors and other marginalized Canadians to our Mobility for Good program this quarter, which offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to low-income seniors across Canada receiving the guaranteed income supplement. Since we launched the program in 2017, more than 30,000 individuals have benefited.

●	To further support the humanitarian crisis in Ukraine, and with the backing of partner organizations supporting newcomers from Ukraine, the Mobility for Good program is providing 2,500 free SIM cards with $100 prepaid vouchers to Ukrainians with financial barriers who are arriving in Canada.

●	Almost 48,000 Canadians participated in virtual TELUS Wise workshops and events in the first quarter of 2022, bringing our cumulative participation to nearly 500,000 Canadians since the program launched in 2013. In February 2022, the TELUS Wise BE BRAVE #EndBullying virtual event reached close to 30,000 students on Pink Shirt Day.

Transforming healthcare:

●	Our Health for Good® mobile health clinics, now serving 22 communities across Canada, supported more than 10,000 patient visits during the quarter. Since the program’s inception, we have provided over 105,000 cumulative patient visits, helping us care for our most vulnerable.

Driving Social Impact:

●	Our Pollinator Fund led a US$8.4 million Series A investment round into Virtual Gurus, a talent-as-a-service platform connecting organizations to virtual assistants from underrepresented communities. Virtual Gurus is led by the visionary Bobbie Racette, who is one of the first Indigenous women to close a Series A investment round in the Canadian technology market.

Global Social Capitalism awards and recognition:

●	In January 2022, we were named to the Corporate Knights 2021 Global 100 Most Sustainable Corporations in the World for the 10th time since inception of the recognition in 2005.

●	In February 2022, we were named one of Canada’s Top Employers for Young People 2022 by Mediacorp Canada Inc.

●	In March 2022, we were recognized by Brand Finance as the most valuable telecom brand in Canada, with our brand value growing by 23 per cent to more than $10 billion, according to the Brand Finance Canada 100 2022 report.

●	In May 2022, TELUS was named the most trusted Telecom brand in Canada for the fourth consecutive year by Canadian consumers in the Gustavson Brand Trust Index presented by the Peter B. Gustavson School of Business at the University of Victoria.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2022 conference call is scheduled for Friday, May 6, 2022 at 1:30 pm ET (10:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until June 5, 2022 at 1-855-201-2300. Please quote conference access code 87851# and playback access code 0112209#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding mobile data consumption and ongoing internet subscriber base growth, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2022 outlook, as described in Section 9 in our 2021 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2022 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 3.9%, 4.1%, 5.1%, 3.8% and 3.1%, respectively (compared to 4.3%, 4.2%, 4.4%, 4.5% and 3.7%, respectively, as reported in our 2021 annual MD&A).

●	Our revised estimates for 2022 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.4%, 4.8%, 6.4%, 5.8% and 4.4%, respectively (compared to 6.1%, 5.2%, 7.1%, 6.1% and 5.3%, respectively, as reported in our 2021 annual MD&A).

●	Our revised estimates for 2022 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 240,000 units, 40,000 units, 32,000 units, 87,000 units and 59,000 units, respectively (compared to 224,000 units, 39,000 units, 30,000 units, 83,000 units and 55,000 units, respectively, as reported in our 2021 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations, including changes to the demand for and supply of the products and services that we offer and the channels through which we offer them.

●	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in the first quarter 2022 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention intended to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing; federal and provincial consumer protection legislation and the possible re-introduction by the federal government of privacy legislation to give consumers new privacy rights and to impose new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chipsets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, our ability to compete with focused software and IoT competitors.

●	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

●	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

●	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

●	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage the growth of our infrastructure and integrate new team members.

●	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

●	Security threats including intentional damage, or unauthorized access or attempted access, to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

●	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.

●	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

●	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.

●	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

●	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.

●	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

●	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

●	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

●	Energy use including: our ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2021 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2022 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic earnings per share is calculated as adjusted net income divided by basic weighted-average common shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended March 31
C$ and in millions	2022	2021
Net income attributable to Common Shares	385	331
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	37	35
Tax effects of restructuring and other costs	(8)	(8)
Other equity losses related to real estate joint ventures	—	1
Adjusted Net income	414	359

Reconciliation of adjusted basic EPS

	Three months ended March 31
C$	2022	2021
Basic EPS	0.28	0.25
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.03	0.03
Tax effect of restructuring and other costs, per share	(0.01)	(0.01)
Other equity losses related to real estate joint ventures, per share	—	—
Adjusted basic EPS	0.30	0.27

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended March 31 (C$ millions)	2022	2021	2022	2021	2022	2021
Net income					404	333
Financing costs					179	207
Income taxes					144	132
EBIT	641	627	86	45	727	672
Depreciation	514	489	37	35	551	524
Amortization of intangible assets	245	220	46	45	291	265
EBITDA	1,400	1,336	169	125	1,569	1,461
Add restructuring and other costs included in EBITDA	35	28	4	13	39	41
EBITDA – excluding restructuring and other costs	1,435	1,364	173	138	1,608	1,502
Other equity losses related to real estate joint ventures	—	1	—	—	—	1
Adjusted EBITDA	1,435	1,365	173	138	1,608	1,503

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended March 31
C$ and in millions	2022	2021
EBITDA	1,569	1,461
Restructuring and other costs, net of disbursements	(25)	(12)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	78	52
Effects of lease principal (IFRS 16 impact)	(123)	(123)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	26	35
Net employee defined benefit plans expense	27	26
Employer contributions to employee defined benefit plans	(17)	(16)
Interest paid	(180)	(199)
Interest received	1	2
Capital expenditures (excluding spectrum licences)[1]	(833)	(685)
Free cash flow before income taxes	523	541
Income taxes paid, net of refunds	(108)	(220)
Free cash flow	415	321

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended March 31
C$ and in millions	2022	2021
Free cash flow	415	321
Add (deduct):
Capital expenditures (excluding spectrum licences)[1]	833	685
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	123	123
Individually immaterial items included in Net income neither providing nor using cash	(236)	(190)
Cash provided by operating activities	1,135	939

(1)      Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content management, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media, and ecommerce and FinTech. TELUS and TELUS International operate in 25+ countries around the world.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million in cash, in-kind contributions, time and programs and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com